

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Elliot Jordan
Chief Financial Officer
Farfetch Ltd
The Bower, 211 Old Street
London EC1V 9NR, United Kingdom

> **Re: Farfetch Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed March 4, 2021**
> **File No. 001-38655**

Dear Mr. Jordan:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information
A. Selected Financial Data
Non-IFRS and Other Financial and Operating Metrics, page 11

1.　In the definition of "active consumers," please clarify what is meant by the disclosure "Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites" and how this impacts the number of active consumers you report.

Item 4. Information on the Company
B. Business Overview
Marketing
Retention and Loyalty, page 73

2.   You disclose that in 2020 you continued to build membership in your ACCESS loyalty program which provides consumers with benefits and rewards based on their annual spend on the Farfetch Marketplace. You further disclose that as of December 31, 2020, there were approximately 2.8 million ACCESS members across five tiers ranging from Bronze to Private Client. Please tell us and disclose as appropriate the nature of the benefits and rewards given to consumers and how you account for the loyalty program.

Note 5. Business combinations, page F-26

3.   You disclose the primary reason for the acquisition of Toplife was for the Group to leverage the JD App Level 1 Access Button and you recorded goodwill of approximately $41 million in the acquisition. You further disclose that in November 2020 you fully impaired the Level 1 access button due to the closure of your direct consumer-facing channels on JD.com. Please tell us whether you impaired any of the related goodwill, and if not, the reason for not doing so.

Note 26. Related party disclosures, page F-52

4.   You disclose your subsidiary New Guards owns a stake of 53% of Alanui S.r.L. but New Guards does not control Alanui. Please tell us why you do not control Alanui.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services